AMENDED EXPENSE WAIVER AGREEMENT

THIS AGREEMENT, dated as of November 6, 2017, is made and entered into by and between Tributary Funds, Inc. (the “Company”), on behalf of the investment series set forth on Schedule A attached hereto (each, a “Fund,” and collectively, the “Funds”), and Tributary Capital Management, LLC (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of the Funds pursuant to an Investment Advisory Agreement, as amended, between the Company, on behalf of the Funds, and the Adviser (the “Advisory Agreement”);

WHEREAS, the Company and the Adviser are parties to an Expense Waiver Agreement dated as of August 1, 2014, as amended, which was last renewed by the Company’s Board of Directors for a one-year period ending August 1, 2018; and

WHEREAS, the Company and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds.

NOW, THEREFORE, the Company and the Adviser hereby agree as follows:

1.
The Adviser agrees to waive its advisory fee and reduce the Administration Fees payable to it and/or reimburse other expenses of a Fund, during the period ending one year from the effective date of the registration statement of the Company with respect to a particular Fund, to the extent necessary to limit the total operating expenses of each Fund, exclusive of shareholder service fees (Institutional Class only), brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Funds) listed in Schedule A. Such waiver/and or reimbursement by the Adviser shall be calculated on a daily basis.

2.
 Each Fund agrees to reimburse the Adviser in an amount equal to the full amount of fees that, but for waivers and/or reimbursements pursuant to Section 1 hereof, would have been payable by the Fund to the Adviser (the “Deferred Fees”), or were reimbursed by the Adviser in excess of its Adviser fee, subject to the limitations provided in this Section. Such reimbursement by the Fund shall be made monthly, but only if the operating expenses of the Fund (exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses) after taking into account any reimbursement are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s then-current expense limitation, and the expense limitation in effect at the time of the waiver and/or reimbursement. The Adviser shall be entitled to recoup such amounts for a period within three (3) years of any fee waiver or reimbursement in which the Adviser reduced its compensation and/or assumed expenses for the applicable Fund.

3.
This Agreement shall have an initial term expiring: i) on August 1, 2018 with respect to the Tributary Short-Intermediate Bond Fund, Tributary Income Fund, Tributary Nebraska Tax-Free Fund, Tributary Balanced Fund, Tributary Growth Opportunities Fund and Tributary Small Company Fund, and ii) on November 8, 2018 with respect to the Tributary Small/Mid Cap Fund. Thereafter this Agreement shall automatically renew upon the end of the applicable initial term for a new one-year term with respect to each Fund unless the Adviser provides written notice of the termination of this Agreement to the Board of Directors within 30 days prior to the end of the then current term for that Fund, or the Board otherwise amends this Agreement.

4.
 A copy of the Articles of Amendment, and the Second, Third and Fourth Amended and Restated Articles of Incorporation establishing the Company are on file with the Secretary of State of Nebraska, and notice is hereby given that this Agreement is executed by the Company on behalf of the Funds by an officer of the Company as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Directors, officers or shareholders individually but are binding only upon the assets and property belonging to the Funds.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

TRIBUTARY FUNDS, INC.		TRIBUTARY CAPITAL MANAGEMENT, LLC

By:	/s/ Stephen C. Wade	By:	/s/ Mark A. Wynegar
Name:	Stephen C. Wade	Name:	Mark. A. Wynegar
Title:	President and Director	Title:	President

SCHEDULE A

FUND*	EXPENSE CAP
Tributary Short-Intermediate Bond Fund	0.54%
Tributary Income Fund	0.64%
Tributary Nebraska Tax-Free Fund	0.45%
Tributary Balanced Fund	0.99%
Tributary Growth Opportunities Fund	0.94%
Tributary Small Company Fund	0.99%
Tributary Small/Mid Cap Fund	0.99%

*
For the Funds sub-advised by First National Fund Advisors (the “Sub-Adviser”), the Adviser and the Sub-Adviser have agreed to allocate one-half of the fee earned to the Sub-Adviser and one-half of the fee earned to the Adviser.

A-1